ENDORSEMENT APPLICABLE TO

DESIGNATED ROTH CONTRIBUTIONS TO CONTRACTS FUNDING

GOVERNMENTAL EMPLOYER PLANS

In this Endorsement “we”, “our” or “us” means AXA Equitable. Any reference to “Annuitant” will also include “Participant” for purposes of this Endorsement. The provisions of this Endorsement apply to Contracts funding governmental employer plans and do not apply to any other Contracts, including those funding tax exempt employer plans.

This Endorsement is intended to meet the requirements of Section 402A of the Internal Revenue Code of 1986, as amended (“Code”).

The Contract is amended as follows:

SECTION on CONTRIBUTIONS: (The following is added to the end of this Section)

Contributions remitted to the Contract must use the allocation method approved by us that shows the source and the amount of each type of Contribution for each Annuitant.

If permitted by the Plan and as reported to us by the Employer, or the Employer’s Designee, where applicable, Contributions to the Contract determined by reference to compensation may be made as “designated Roth contributions” under Section 402A of the Code. Also if permitted by the Plan, and subject to our documentation requirements and procedures, we will accept (a) direct transfers of designated Roth contribution funds from another funding vehicle under the Plan or another governmental employer plan and (b) direct rollovers of designated Roth contribution funds from an applicable retirement plan described in Section 402A(e)(1) of the Code, which may be either a governmental employer Section 457(b) plan, a 401(k) plan, or a 403(b) plan.

Separate Accounting

If Contributions to the Contract determined by reference to compensation are made as designated Roth contributions as described above, we will maintain for the Annuitant a designated Roth Contribution Account for such Contributions. Income, gains, losses, and any other amounts credited or charged under the Contract will be separately allocated to this designated Roth Contribution Account on a reasonable and consistent basis. Employer contributions may not be allocated to this designated Roth Contribution Account. If, in addition to making designated Roth Contributions to the Contract determined by reference to compensation, the Plan permits direct rollover Contributions to the Contract of designated Roth contribution funds from another applicable retirement plan as described above, we will maintain for the Annuitant a second designated Roth direct rollover Contribution Account for such Contributions. Income, gains, losses, and any other amounts credited or charged under the Contract will be separately allocated to the designated Roth direct rollover Contribution Account.

The separate accounting requirement will apply from the time any designated Roth Contribution is made and ends only when all amounts in designated Roth Contribution Accounts are completely distributed in accordance with the terms of this Contract.

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If permitted by the Plan, as reported to us by the Employer, or the Employer’s Designee, where applicable, the Annuitant may elect the source of a transaction: That is, whether a withdrawal, transfer, loan or other distribution permitted under the Plan and Contract will be made from a designated Roth Contribution Account or from other accounts maintained for the Annuitant under this Contract.

SECTION on DIRECT ROLLOVERS: (The following is added to the end of this Section)

Limits on Distributions

For purposes of Sections 457(d) and 401(a)(31) of the Code, amounts from a designated Roth Contribution Account may be directly rolled over only to another plan maintaining a designated Roth contribution account or to a Roth IRA.

AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Mark Pearson	/s/ Karen Field Hazin
Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer	Secretary and Associate General Counsel

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